Mail Stop 0308



March 25, 2005

Mark J. Flaherty
Chief Financial Officer
Tandy Brands Accessories, Inc.
690 East Lamar Boulevard, Suite 200,
Arlington, TX  76011

		RE: 	Tandy Brands Accessories, Inc.
			Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the six months ended December 31, 2004
			File No.  000-18927

Dear Mr. Flaherty:

We have reviewed your response letter dated March 18, 2005 and we note that you include costs associated with distribution in selling, general and administrative expenses. In future filings, in MD&A disclose that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      						Sincerely,




      Michael Moran
      Branch Chief
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Mr. Mark J. Flaherty
Tandy Brands Accessories, Inc.
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